UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)


                            BKF Capital Group, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $1.00 par share
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                         (Title of Class of Securities)

                                  05548G 10 2
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                                 (CUSIP Number)

                              Catalyst Fund, L.P.
                              100 Mill Plain Road
                           Danbury, Connecticut 06811

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 13, 2008
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            (Date of Event which Requires Filing of This Statement)

-------------------------

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 05548G 10 2             SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Catalyst Fund, L.P. IRS ID No. 35-2240946
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              829,000
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            829,000
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     829,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.4%
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14   TYPE OF REPORTING PERSON (See Instructions)
     PN
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

CUSIP No. 05548G 10 2            SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of the Fund with respect to the common stock, $1.00 par value per share ("Common Stock") of BKF Capital Group, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at One Rockefeller Plaza, New York, New York 10020. The Issuer has previously reported that as of February 1, 2008, the Issuer had 7,976,216 shares of Common Stock issued and outstanding.


Item 2. Identity and Background.

    (a-c) This Amendment No. 2 to Schedule 13D is filed on behalf of Catalyst Fund, L.P. (the "Fund"), a Delaware limited partnership. The general partner of the Fund is Catalyst Fund GP, LLC, a Delaware limited liability company. The Fund is an unregistered investment fund with a principal place of business located at 100 Mill Plain Road Danbury, Connecticut 06811.

     (d) The Fund has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) The Fund has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has the Fund been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Fund is a Delaware limited partnership.


Item 3. Source and Amount of Funds or Other Consideration.

     On March 13, 2008, the Fund purchased 24,000 shares of Common Stock in open market transactions at the price of $1.90 per share for a total cost of approximately $45,850.


Item 4. Purpose of Transaction.

     The Fund acquired the securities of the Issuer for investment purposes. The Fund may (i) increase or decrease its beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of its shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. The Fund has not reached any decision with respect to any such possible actions. If the Fund does reach a decision to undertake any of the above described possible actions, the Fund will, among other things, timely file an appropriate amendment to this Schedule 13D.

    Other than as described above, the Fund does not have any plans or proposals which relate to or would result in:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

     (a)(b) As of March 21, 2008, the Fund owns 829,000 shares of the Issuer's Common Stock, representing approximately 10.4% of the total shares of Common Stock issued and outstanding. The Fund has sole voting and sole dispositive power with respect to the Common Stock owned by the Fund.

    (c) The following open market transactions were effected by the Fund during the past sixty (60) days:

                    Buy/           Number         Price
Trade Date          Sell         of Shares       Per Share
----------------------------------------------------------
3/12/2008           Buy            10,000         $ 1.91
2/13/2008           Buy             3,000         $ 2.203
2/04/2008           Buy             2,000         $ 2.00



     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

    (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    None


Item 7. Material to be Filed as Exhibits.

    None



     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2008


                                              Catalyst Fund, L.P.


                                             /s/ Steven N. Bronson, Member
                                              ---------------------------------
                                              STEVEN N. BRONSON, Member
                                              Catalyst Fund GP, LLC,
                                              its general partner




    Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).